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                                  April 4, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-1004
Attention: Anthony Stanco, Esq.

     RE:  PROXIM, INC.
          REGISTRATION STATEMENT ON FORM S-4
          FILE NO. 333-55232

Ladies and Gentlemen:

     On behalf of Proxim, Inc., a Delaware corporation (the "Company"), this letter is filed pursuant to Rule 477 under the Securities Act of 1933, with respect to the Registration Statement on Form S-4, File No. 333-55232, which was originally filed on February 8, 2001 and amended on February 21, 2001 (the "Registration Statement").

     The Registration Statement was filed in connection with an Agreement and Plan of Reorganization, dated January 23, 2001 (the "Agreement"), by and among the Company, ALK Acquisition Corp., a wholly-owned subsidiary of the Company, and Netopia, Inc., a Delaware corporation ("Netopia"), (together, the "Parties"). Pursuant to the Agreement, the Company was to issue 0.3 shares of its common stock in exchange for each outstanding share of Netopia common stock and Netopia was to become a wholly-owned subsidiary of the Company.

     On March 22, 2001, the Parties executed a Termination Agreement. No shares of Company common stock have been issued pursuant to the Registration Statement. Accordingly, the Company hereby applies for withdrawal of the Registration Statement.

                                      Sincerely,

                                      Proxim, Inc.


                                      /s/ KEITH E. GLOVER
                                      -------------------------------------
                                      Keith E. Glover
                                      Vice President and Chief Financial Officer